February 12, 2010

VIA EDGAR

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               PC Mall, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-K/A for the Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
Form 10-Q for the Period Ended June 30, 2009
Form 10-Q for the Period Ended March 31, 2009
File No. 0-25790

Dear Mr. Owings:

This letter sets forth the responses of PC Mall, Inc. (the “Company”) to your letter dated December 31, 2009 in connection with the above-referenced reports filed by the Company.  To facilitate your review, we have reproduced your comment in bold italics below and have provided our response immediately following each comment.

Form 10-K for the Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and . . . , page 38

1.                                      In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K and Release No. 33-8350.  Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

Response:   In future filings, we will provide greater detail on material trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, income, or result in increasing or decreasing liquidity in any material way.  In response to the Staff’s comments below, we will expand our discussion in future filings to more specifically address factors such as the impact of the recent economic downturn, the softness in IT spending by consumers and businesses, and related matters.  In response to the Staff’s specific comments, we intend to include the disclosures in substantially the form set forth below in our Form 10-K for our 2009 fiscal year.

•                  In your annual report and your quarterly reports, under the heading, “Business Overview,” you state that general economic conditions have an effect on your business and results of operations across all of your segments.  Also, under the heading, “Results of Operations,” you mention the ongoing economic weakness, the general softening in consumer spending, and the softness in IT spending by consumers and certain businesses.  Please discuss each of these trends in greater detail, including discussions regarding how your financial condition and results of operations have been affected already by these trends, how they may impact you in future periods, and the steps you are taking, if any, to address the trends going forward.

Response:   We plan to add the following additional disclosure in our MD&A:

“There has been substantial weakening in the global economic environment, coupled with disruptions in the capital and credit markets. General economic conditions have an effect on our business and results of operations across all of our segments. As a result of the recent financial crisis in the credit markets, softness in the housing market, difficulties in the financial services sector, general economic contraction and continuing economic uncertainties, the direction and relative strength of the U.S. economy has become increasingly uncertain. If economic growth in the U.S. and other countries’ economies continues to slow or declines, consumer and business spending rates could be significantly reduced. These developments could also increase the risk of uncollectible accounts receivable from our customers. Continued and future changes and uncertainties in the economic climate in the U.S. and elsewhere could have a similar negative impact on the rate of information technology spending of our current and potential customers, which would likely have a negative impact on our business and results of operations, and could significantly hinder our growth. These factors could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and financial condition. In response to these developments, we have focused our efforts on cost reduction initiatives, competitive pricing strategies and driving higher margin service and solution sales, while continuing to make selective investments in our sales force personnel, service capabilities and IT infrastructure and tools in an effort to position us for enhanced productivity and future growth.”

•                  Under the heading, “Business Overview,” you state that the timing of capital budget authorizations, the fiscal year ends of public sector customers, and consumer holiday spending contribute to variances in your quarterly reports.  Please explain further how these uncertainties impact your operating results and discuss the manner in which you address these variances.

Response:   We plan to add the following additional disclosures in our MD&A:

“We experience variability in our net sales and operating results on a quarterly basis as a result of many factors. We experience some seasonal trends in our sales of technology products, services and solutions to businesses, government and educational institutions and individual customers. For example, the timing of capital budget authorizations for our customers in the small and medium sized business sector and the mid-market and enterprise sector can affect when these companies can procure IT products and services. The fiscal year-ends of Public Sector customers vary for those in the federal government space and those in the state and local and educational institution (“SLED”) sector.  We generally see an increase in our second quarter sales related to customers in the SLED sector and in our third quarter sales related to customers in the federal government space as these customers close out their budgets for the year in those respective quarters. Also, consumer holiday spending contributes to variances in our quarterly results. As such, the results of interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

Our planned operating expenditures each quarter are based on sales forecasts for the quarter. If our sales do not meet expectations in any given quarter, our operating results for the quarter may be materially adversely affected. Our narrow gross margins may magnify the impact of these factors on our operating results. Management regularly reviews our operating performance using a variety of financial and non-financial metrics including sales, shipments, gross margin, vendor consideration, advertising expense, personnel costs, account executive productivity, accounts receivable aging, inventory turnover, liquidity and cash resources. Our management monitors the various metrics against goals and budgets, and makes necessary adjustments intended to enhance our performance.”

•                  Under the heading, “Selectively Pursue Strategic Acquisitions,” on page seven of your annual report, you state that, since your founding, you have supplemented your internal growth through selective strategic acquisitions.  Also, you state that you believe that the fragmented nature of the reseller industry and industry consolidation trends may continue to present acquisition opportunities for you and that you may target other acquisitions in the future.  Further, as you discuss under the heading, “Strategic Developments,” it appears that you have made major acquisitions in recent years.  Please explain your strategic acquisition history and philosophy in greater detail, discuss how the industry consolidation trends you mention have impacted your acquisition policy and your operations generally, and describe how you will conduct your acquisition policy going forward based on your financial position and industry trends.

Response:   We have made a total of three acquisitions in the past 5 years, including the acquisition of SARCOM in September 2007 for an aggregate purchase price of approximately $55 million. We acquired the assets of DSW in December of 2009 and the assets of GMRI in September 2006, each of which were substantially smaller transactions (less than $5 million each).  While we believe that our acquisition strategy is adequately addressed throughout our annual report, we propose to revise the description of our acquisition strategy in the “Business” section of our annual report as set forth below, with a brief summary of such strategy to be included in the “Business Overview” section of our MD&A:

“One element of our business strategy involves expansion through the acquisition of businesses, assets, personnel or technologies that allow us to complement our existing operations, expand our market coverage, or add new business capabilities. Our market, broadly defined as the technology reseller channel, has undergone significant consolidation over the past 15-20 years. While we believe that the fragmented nature of the reseller industry and industry consolidation trends may continue to present acquisition opportunities for us, these continued trends may make acquisitions more competitive.

We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets. We may choose to pursue acquisitions for several reasons. For instance, we may pursue acquisitions that will broaden our capabilities in IT services. We may also choose to pursue acquisitions that will enable us to further penetrate or enter geographies we deem attractive.  We evaluate acquisition opportunities based on our assessment of several factors, including the value of the opportunity, our available financing sources, and potential synergies of the acquisition target with our business. Our implementation of our acquisition strategy depends on the availability of suitable acquisition candidates at reasonable prices and our ability to resolve challenges associated with integrating acquired businesses into our existing business. Our ability to complete acquisitions in the future will depend on our ability to fund such acquisitions with our internally available cash, cash generated from operations, amounts available under our existing credit facilities, additional borrowings or from the issuance of additional securities.”

•                  On page 45 of your annual report, you state that there was “softness in sales to two large customers in [y]our federal government business in the latter part of 2008.”  Please disclose these two customers and discuss whether this softening is a continuing trend.  If so, please explain the impact of the trend on your operations and steps you have taken and will take in the future to address this trend.

Response:   The Staff is advised that neither of these customers accounted for more than 1.2% of our consolidated revenues for the relevant periods and, accordingly, do not require identification under Item 101(c)(1)(vii) of Regulation S-K.  While the decreases in sales to these customers in our federal government business partially offset increases in revenues for this segment for the periods reported in our 2008 annual report, sales to these customers did not continue to decrease in subsequent periods.  Accordingly, we have not identified the “softness in sales” to these customers in the latter part of 2008 as a material trend.

Item 15.  Exhibits and Financial Statement Schedules, page 89

2.                                      We note that you have incorporated by reference into your annual report, as Exhibit 10.26 to the annual report, the Amended and Restated Loan and Security Agreement, dated as of August 1, 2005, which was filed as Exhibit 10.1 to your current report on Form 8-K that you filed on September 8, 2005.  In the Table of Contents to that Loan and Security Agreement it appears that the agreement contains certain schedules and exhibits that you did not file with the Loan and Security Agreement or elsewhere.  Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Loan and Security Agreement or tell us why it is not appropriate for you to do so.

Response:   We will re-file the Amended and Restated Loan and Security Agreement, together with all schedules and exhibits thereto, with our upcoming Form 10-K for the year ended December 31, 2009.  As always, we will evaluate at that time whether to seek confidential treatment for certain information within these material contracts pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and file the appropriate request, if necessary.

Form 10-K/A for the Year Ended December 31, 2008

Item 11, Executive Compensation, page 2

Compensation Discussion and Analysis, page 2

3.                                      We note your discussions under the headings, “Executive Compensation Philosophy and Principles” and “Executive Compensation Process.”  Also, we note your statement in the last sentence on page three that you “did not establish any specific peer group comparative percentile targets or relative percentages of total compensation that any component of compensation should represent for any of [y]our executives.”  In future filings, please discuss how you determined the percentile targets and relative percentages of total compensation that any component of compensation should represent for each of your executive officers.  In these regard, please discuss how you determine generally the amount of each compensation element to pay and your policies for allocating between cash and non-cash compensation and between long-term and currently paid out compensation.  See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.  Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response:   The Company acknowledges the Staff’s comment and will revise the Company’s disclosure in future filings to provide a description of how the Compensation Committee arrives at the amount paid with respect to each element of compensation and in order to provide a context for the discussion of the individual components of the Company’s executive compensation programs.  The disclosure in the Compensation Discussion and Analysis (“CD&A”) section of our 2010 proxy statement will include a discussion of all of the applicable factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand our compensation policies and decisions regarding our named executive officers.  While we have not yet completed drafting the CD&A for the 2010 proxy statement, we anticipate that the CD&A will include additional disclosure addressing the following factors that we believe are helpful to investors’ understanding of our compensation policies and decisions regarding our named executive officers:

•                  The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

•                  The Compensation Committee uses its judgment and discretion in determining the amount of base salary for executive officers and does not target a particular benchmark in relation to salary ranges at other companies.

•                  Base salary is used to recognize the experience, skills, knowledge and responsibilities required of our named executive officers, taking into account competitive market compensation paid by other companies for similar positions.

•                  The Compensation Committee believes that long-term performance is achieved through the use of stock-based awards.  Historically, we have awarded stock options to our named executive officers.

•                  Our annual process of determining overall compensation for named executive officers (other than our Chief Executive Officer) begins with recommendations made by our Chief Executive Officer to our Compensation Committee. In making his recommendation, our Chief Executive Officer considers a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the individual’s long-term commitment to our company, the demand and scarcity of individuals with similar skills, knowledge and industry expertise and his understandings and beliefs of retention and motivational requirements for each such executive. After considering the input and recommendations of our Chief Executive Officer and the input of the independent compensation consultant, our Compensation Committee makes the final determination of compensation for our named executive officers. The Compensation Committee also determines the compensation of our Chief Executive Officer.  Our Chief Executive Officer also submits recommendations to the Compensation Committee regarding his own proposed compensation levels, which are taken under advisement by the Committee.

4.                                      In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any.  Also, please describe in greater detail the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties.  See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Response:   The Staff is advised that Towers Perrin was engaged directly by the Compensation Committee and that the primary contact for such engagement was between the Chairman of the Compensation Committee and representatives of Towers Perrin.  In its review of the Company’s compensation program, Towers Perrin conducted interviews with each of the members of the Company’s senior management, including each of the named executive officers, in order to collect data and obtain the views of each of the participants of the compensation program.  The Chief Executive Officer did not have any other substantive discussions or interaction with Towers Perrin with respect to his compensation.  Other members of management had only administrative contact with Towers Perrin to facilitate the communication between Towers Perrin and the Compensation Committee.

In future filings, we will describe in greater detail as to the nature and scope of Towers Perrin’s assignment and the material instructions and directions given to Towers Perrin.  We plan to include the following expanded description of such matters in our 2010 proxy statement:

“The Compensation Committee engaged Towers Perrin, a nationally recognized compensation consulting firm, to advise the Committee on our executive compensation programs and to conduct an independent competitive assessment of our director and executive officer compensation in an effort to ensure that such compensation levels and practices satisfy our compensation philosophies and principles and are established in part based upon consideration of objective market compensation data.  The object of Towers Perrin’s engagement was to ensure that our compensation levels and practices are designed to support long-term growth and success, reflect best practices and address the needs of our company, employees and stockholders.  In connection with its assignment, the Compensation Committee instructed Towers Perrin to perform the following assignments:

•                  Provide an assessment of our total direct compensation (base salary, annual incentive and long-term incentive) for executive level positions;

•                  Provide advice on competitive compensation practices and executive compensation issues and trends;

•                  Provide independent recommendations on Chief Executive Officer compensation; and

•                  Provide a review and assessment of the Company’s overall compensation program design, including short-term and long-term incentive practices.

Towers Perrin presented its recommendations with respect to our Chief Executive Officer directly to the Compensation Committee, without the participation of the Chief Executive Officer.  The other recommendations of Towers Perrin were provided to the Compensation Committee and our Chief Executive Officer with input from our human resources personnel, who worked directly with Towers Perrin on the assignment.”

Total Compensation of Executive Officers, page 3

5.                                      We note that you benchmark total and component compensation of each officer’s position against one or more appropriate job matches from surveys, based on job title and scope of responsibility, regarding certain of your direct competitors, retail industry peers, and technology industry peers.  In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under “Regulation S-K” (July 3, 2008).

Response:   Based on our review of the Staff’s guidance in C&DI Question 118.05, we do not believe that the Company engaged in “benchmarking” as described in the guidance.  As discussed in prior filings, the Compensation Committee did not establish any specific comparative percentile targets or relative percentages of total compensation that any component of compensation should represent for any of our executives.  Instead, the Compensation Committee used the Towers Perrin report to confirm that the total compensation and each component of compensation provided to our named executive officers was within the range of total compensation and each component of compensation paid to similarly situated officers in the peer group.  In future filings, we will revise our disclosure to better describe the manner in which survey data was used by the Compensation Committee.  We will disclose that while the Compensation Committee utilizes survey data from the industry peer survey discussed above and the broader base salary survey (described in our response to Comment 7) as a general guideline, it does not specifically benchmark total compensation or any compensation component against the companies included in the surveys.

Notwithstanding the foregoing, the Company has included in its CD&A a list of each of the companies included in the Towers Perrin survey and a description of why the Compensation Committee believes each of the groups of companies included in the survey are appropriate to consider in comparing the compensation practices and ranges to those of our company.

6.                                      Also, you state that target pay level for each of your named executive officers is determined using a regression analysis, based on annual revenues of $1 billion, to adjust benchmarked compensation data regarding job title and scope of responsibility.  Based on this information, you determined that the total compensation and component compensation for each executive officer in 2008 “was within the range of total compensation and the range of each component of compensation paid to similarly situated executive officers in the reviewed data.”  In future filings please disclose the range of total and component compensation to which you refer and how you determined that your executive officers’ compensation was within that range.

Response:   As discussed in our response to Comment 5 above, the Compensation Committee used the Towers Perrin report as a broad “market check” of the relative compensation levels of the Company’s executives as compared to the market.  Given our belief that the Compensation Committee did not engage in “benchmarking” of total compensation or components of compensation as that term is defined in C&DI Question 118.05, we do not believe that providing the range of such total or component compensation would provide investors with useful information.

Base Salaries, page 4

7.                                      You state that your executive officers’ base salaries are targeted to be competitive with base salaries paid to executive officers in peer companies and “with the Los Angeles market for executives of publicly traded companies having similar revenues and number of employees” as you.  In future filings, please disclose the Los Angeles companies and the benchmarking data from those companies that you consider in your base salary component of total compensation and, if applicable, identify their components.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under “Regulation S-K” (July 3, 2008).

Response:   The report referred to in our CD&A was a report generated from a third party subscription database generally used by our human resource department for market compensation data across the Company. The report included aggregated base salary and total cash compensation data retrieved through two separate database searches of companies in the retail & wholesale industry within the Los Angeles Metro Area, using search parameters of (1) revenues between $1 billion and $3 billion and (2) between one thousand and three thousand full time employees. The names of the companies included in the search results were not made available to the Company by the database.  The Compensation Committee referred to this salary survey for more general background purposes to determine whether the company’s compensation levels were substantially higher or lower than those of companies within the geographic market in which the Company competes for qualified executives.

8.                                      You state that, other than Brandon LaVerne’s base salary, “no changes were made for fiscal year 2008 to the base salary rates in effect at the end of fiscal year 2007, except for small increases which were made effective in December 2008 to offset the discontinuation of the subsidized medical and dental benefits for these executives.”  However, it appears that there were, in fact, significant increases in base salaries for all of your named executive officers.  According to your Summary Compensation Table, Frank F. Khulusi’s base salary increased from $800,000 in 2007 to $806,982 in 2008, Kristin M. Rogers’s base salary increased from $312,865 in 2007 to $338,042 in 2008, Daniel J.  DeVries’s base salary increased from $264,346 in 2007 to $277,948 in 2008 and Robert I. Newton’s base salary increased from $267,692 in 2007 to $302,773 in 2008.  Please revise in future filings or advise.

Response:   We will provide in future filings a more detailed description of the factors included in the changes in base salaries.  As identified to in our CD&A for the 2008 fiscal year disclosure, at the end of 2008 we discontinued our historical practice of providing subsidized medical and dental benefits for named executive officers and increased their respective base salaries to compensate the executives for this reduction in benefits.  Except for Mr. LaVerne (whose salary was increased to reflect his appointment as Chief Financial Officer during 2008), the monthly rate of salary in effect at the end of 2007 for each named executive officer was increased only to the extent of this change in benefits.  The total base salary paid to individual named executive officers in 2007 (other than Mr. Khulusi) included mid-year increases in base salaries during 2007, but the Compensation Committee did not increase the monthly salary rates in 2008 beyond the rates in effect at the end of 2007.

Short-Term Incentive Compensation, page 4

9.                                      You state that your short-term goals for 2008 consisted of the year-over-year quarterly and annual improvements in your consolidated adjusted pre-tax income.  In this regard, we note that in 2008 your chief executive officer was entitled to receive a maximum of up to 2.85% of any quarterly improvement and 0.95% of any annual improvement and your other executive officers participating in the plan were entitled to receive a maximum of up to 0.90% of any quarterly improvement and 0.30% of any annual improvement.  In future filings, please disclose your quarterly and annual improvements in your consolidated adjusted pre-tax income for 2008 on which you based your executives’ incentive compensation awards.  Also, please disclose the quarterly and annual incentive compensation awards for each of your participating executive officers.

Response:   In future filings, we will include tables showing the year-over-year improvement in our consolidated adjusted pre-tax income for the applicable fiscal year and each quarter thereof, together with the 100% payout for each of our named executive officers participating in the executive bonus plan for such periods and the actual bonus amounts awarded for such periods.  These tables will appear in our upcoming 2010 proxy statement in the following format (which will include the relevant data upon our completion of preparing our 2010 proxy statement):

Improvement of Company’s Adjusted Pre-Tax Income (2009 vs. 2008)

Q1 2009		Q2 2009		Q3 2009		Q4 2009		FY2009

$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Bonus Payments under Executive Bonus Plan

Plan Participant	100% of Quarterly Improvement	100% of Annual Improvement	Q1 2009 Bonus		Q2 2009 Bonus		Q3 2009 Bonus		Q4 2009 Bonus		FY 2009 Bonus

Frank Khulusi	2.85%	0.95%	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Brandon LaVerne	0.90%	0.30%	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Kristin Rogers	0.90%	0.30%	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

Daniel DeVries	0.90%	0.30%	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

10.                               In this regard, in future filings, please disclose how you defined adjusted income for each quarter of 2008 and for the year, particularly any of the certain costs you excluded in calculating adjusted income for these periods, and any discretion you used in awarding these amounts.

Response:   As described in our CD&A under the heading “Short-Term Incentive Compensation,” we have historically excluded items such as stock-based compensation expense, litigation settlement charges and goodwill impairment charges.  In addition, as our prior disclosure indicates, the Compensation Committee retains discretion to award less than the full amount of bonuses as well as to the items to be excluded in calculating “adjusted pre-tax income.”  To the extent that the Compensation Committee exercises discretion to reduce the amount of bonus paid out in any period, we will provide a detailed description of the Committee’s use of such discretion.

During the 2008 fiscal year, the only adjustment made in calculating “adjusted pre-tax income” was a litigation settlement charge of $790,000 for the second quarter of 2008.  In future filings, we will disclose any adjustments to pre-tax income in the calculation of the short-term compensation amounts under our executive bonus plan.

11.                               You state that in 2007 some amounts that “otherwise would have been available to be paid” under the executive bonus plan relating to the first three quarters of 2007 were not paid until February 2008.  In February 2008, you awarded Frank F. Khulusi, Kristin M. Rogers, and Daniel J. DeVries incentive compensation awards of $124,653, $43,995, and $21,624, respectively, “based on the historic executive bonus plan and [your] quarterly performance in the first three quarters of 2007.”  In future filings, please disclose the specific performance amounts for the first three quarters of 2007 that you used to determine each of these awards, including any discretion used in making or establishing the awards.

Response:   As described in our CD&A for the 2008 fiscal year, a portion of the bonus amounts paid in 2008 related to performance for the 2007 fiscal year.  These bonus payments were included in the “bonus” column of our Summary Compensation Table for the 2007 fiscal year.  During the 2007 fiscal year, our Compensation Committee undertook a review of our executive bonus plan in existence at that time.  During the pendency of this review, we did not award or pay bonus amounts under the plan.  Following the conclusion of its review of the bonus plan and its decision to continue the plan, the Compensation Committee made a determination of the bonuses that would have been payable during the first three quarters of 2007, and such bonus amounts were paid in 2008.  Our CD&A for the 2007 fiscal year contains a full description of the bonus plan in effect at that time (including a description of the methodology for calculating bonus awards under our executive bonus plan), as well as a discussion of the delay in determining 2007 bonus amounts as a result of the pending review of the plan.  In future filings, we will provide disclosure about the specific performance amounts for each quarter and the full fiscal year of the period covered by the report, as well as a discussion of any discretion used in making or establishing these bonus awards, in each case in the format described in our response to Comments 9 and 10 above.

Long-Term Incentive Compensation, page 5

12.                               In the first paragraph of this section, you state that stock option grants have been “based on a subjective and market-based evaluation…of a recipient’s contributions and continuing value to [you] and the performance of his or her respective operational areas of responsibility.”  Further, in the last paragraph of this section, you state that you determined your 2008 stock option grants to your executives based on compensation reports provided to you by Towers Perrin, which included “long-term, non-cash incentive compensation market competitive data and analysis.”  In future filings, please explain how you determined the specific amounts of stock options, and any other forms of long-term incentive compensation, that you awarded to each of your executive offices in 2008.  In this regard, if certain financial results are quantified to award long-term compensation, please specify these results.  See Item 402(b)(2)(v) of Regulation S-K.  If financial results are not quantified, please clarify the manner in which you use the metrics you discuss in this section, including an executive’s contributions, his or her continuing value, and the performance of his or her respective operational areas of responsibility, in determining each of your named executive officer’s long-term compensation awards.

Response:   We note the Staff’s comment and in future filings will provide greater detail about how the specific amounts of stock options and any other forms of long-term compensation are determined.  In future filings, we will clarify that the Company does not link the specific amount of options awarded to executives to any pre-determined financial measure.  Instead, the

Compensation Committee considers the factors mentioned (such as the executive’s contributions, continuing value, and operational performance) on a subjective basis, based in part on the recommendations of the Chief Executive Officer (with respect to executive officers other than the CEO), but without the use of specific performance metrics in these areas.

To address the Staff’s comment, we will expand our disclosure of the process for determining long-term compensation awards in future filings to include the following additional description of the Compensation Committee’s process (updated to reflect the applicable period under discussion):

“The Compensation Committee is not tied to any particular process or formula to determine the size of the long-term incentive awards granted to our named executive officers. Consequently, the Committee uses its discretion to grant equity awards and may consider the various factors discussed below. In fiscal 2008, to determine the size of the equity awards for our named executive officers, the Committee undertook the following processes:

•                  The Committee reviewed our Chief Executive Officer’s recommendations for options to be granted during fiscal 2008 to our executive officers other than the Chief Executive Officer.

•                  In each case, the Committee then made determinations of the specific amounts and terms of options to be granted to each executive officer, including our Chief Executive Officer, based on its subjective consideration of the recommendations of the Chief Executive Officer, historical grant information, the Committee’s  views of comparative compensation data provided to the Committee by Towers Perrin, retention and motivational factors, corporate performance  individual performance, the executive’s level of responsibility, the potential impact that the executive could have on our operations and financial condition, and the market price of our common stock.”

Timing, Pricing and Terms of Stock Option Awards, page 6

13.                               In this section, you state that you awarded your executive officers with additional grants to stock options in 2008 to provide “each of your executive officers with total annual compensation opportunities for 2008 in amounts that were within market ranges for each such executive officer.”  In future filings, please explain why the other forms of compensation these executives received already in 2008 did not align their compensation within market ranges and how these grants better positioned their compensation amounts within market ranges.

Response:   As disclosed in our CD&A, in the latter half of 2008 our Compensation Committee considered an additional grant of options to our executive officers in light of extraordinary market developments.  In connection with such consideration, the Compensation Committee consulted with Towers Perrin to determine whether the amount of stock options originally issued to our executive officers in 2008 was sufficient to meet our retention needs and to adequately motivate executives while aligning executives’ long-term motivation with the interests of stockholders.  Based on the Committees subjective consideration of the compensation factors previously discussed, including comparative market data provided to the Committee by Towers Perrin, the Compensation Committee concluded that the initial options granted earlier in 2008 were substantially underwater as a result of the decline in the Company’s stock price, and that the total number of additional options and the estimated value of such options, when taken together with the earlier grants in 2008, were within comparative market ranges for the total number and estimated value of options granted to each executive.  Accordingly, the Compensation Committee approved additional stock option grants in November 2008 to the named executive officers after first determining that such grants, together with all other compensation provided to the Company’s executive officers for 2008, were within the market range for each executive officer.

Item 13. Certain Relationships and Related Transactions, and Director…, page 16

Review, Approval or Ratification of Transactions with Related Persons, page 16

14.                               We note your disclosure that you have a written policy covering the review and approval of transactions with related persons.  Also, we note that your general counsel reviews and monitors the terms and conditions of all related party transactions and that an independent committee of the board approves all related party transactions.  In future filings, please revise your disclosure to describe  in greater detail your written policy so that you discuss specifically the manner in which the general counsel reviews and monitors the terms and conditions of all related party transactions as required by Item 404(b) of Regulation S-K.  The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response:   In future filings, we will describe in greater detail the policy and procedures for review and approval of related party transactions in accordance with Item 404(b) of Regulation S-K.  We plan to include the following disclosure in our 2010 proxy statement:

“As required by the rules of the Nasdaq Stock Market and pursuant to the Company’s Audit Committee Charter, the Company conducts an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the Audit Committee or another independent body of the board. For purposes of this review, “related party transactions”

include all transactions that are required to be disclosed pursuant to SEC regulations.  As a part of this process, our general counsel reviews and monitors the terms and conditions of all related party transactions and informs the Audit Committee of any proposed transaction that is deemed a related party transaction.  In cases in which a proposed transaction has been identified as a related party transaction, management presents information regarding the proposed related party transaction to the Audit Committee or another body of independent directors for consideration and approval. In considering related party transactions, the Audit Committee takes into account the fairness of the proposed transaction to the Company and whether the terms of such transaction are at least as favorable to the Company as it would receive or be likely to receive from an unrelated third party in a comparable or substantially comparable transaction.”

Certain Relationships and Related Transactions, page 16

15.                               In future filings, please disclose whether the terms in the transactions and agreements with related parties that you disclose were comparable to terms that you could have received from unaffiliated third parties.  If not, please discuss how the terms in the related party transactions and agreements would differ if they were negotiated with unaffiliated third parties.

Response:   The Staff is advised that we believe that each of the transactions and agreements described in this section of our 2008 annual report are on terms that we could have obtained from unaffiliated third parties.  In future filings, we will include the following disclosure for such transactions or, in the alternative, we will disclose how the terms of the related party transactions would have compared to the terms of similar transactions with unaffiliated parties: “We believe that each of the transactions and agreements described above contain comparable terms to those we could have obtained from unaffiliated third parties.”

*              *              *

In connection with responding to your comment letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (310) 354-5600.

Very truly yours,

PC Mall, Inc.

By:	/s/ Robert I. Newton
Name: Robert I. Newton
Title: General Counsel and Secretary

cc:                                 Frank Khulusi, PC Mall, Inc.
Brandon LaVerne, PC Mall, Inc.
John Fieldsend, Division of Corporation Finance